RTI SURGICAL, INC.

11621 Research Circle

Alachua, Florida 32615

November 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Mumford

Re:	RTI Surgical, Inc.
Registration Statement on Form S-3
Filed September 17, 2013
No. 333-191215
Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Ladies and Gentlemen:

RTI Surgical, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on November 5, 2013 on Form RW (accession number 0001193125-13-427036) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type and will be re-filed as correspondence (CORRESP).

If you have any questions regarding this letter, please call Warren Nimetz at (212) 318-3384 or Donald Ainscow at (212) 318-3358.

Very truly yours,

RTI SURGICAL, INC.

By:	/s/ Brian K. Hutchison
Brian K. Hutchison
President and Chief Executive Officer